Exhibit 3.1

SECOND AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

BLACKWATER MIDSTREAM CORP.

a Nevada Close Corporation

Blackwater Midstream Corp. hereby amends and restates its Articles of Incorporation (these “Articles of Incorporation”) pursuant to Chapter 78 of the Nevada Revised Statutes (“NRS”) and hereby elects to become a close corporation in accordance with provisions of NRS Chapter 78A.

ARTICLE ONE

Name.  The name of the Corporation is Blackwater Midstream Corp. (the “Corporation”).

ARTICLE TWO

Address; Registered Agent.  The address of the registered office of the Corporation in the State of Nevada is 2215-B Renaissance Drive, Las Vegas, Nevada 89119, and the name of the registered agent of the Corporation at such address is CSC Services of Nevada, Inc.

ARTICLE THREE

Authorized Shares; Voting.  The total number of shares of stock which the Corporation shall have the authority to issue is 10,000 of common stock, par value $0.001 per share (“Common Stock”).

Each holder of Common Stock shall have one vote in respect of each share of Common Stock held by such holder on any matter submitted to the stockholders.  Cumulative voting of shares of Common Stock is not permitted.

ARTICLE FOUR

Governance.  The business and affairs of the Corporation shall be managed by or under the direction of the stockholders of the Corporation. There shall be no board of directors. Each of the stockholders shall designate one or more persons who are authorized to act on behalf of such stockholder with respect to such stockholder’s rights to participate in the management and direction of the business and affairs of the Corporation. In furtherance and not in limitation of the powers conferred by statute, the stockholders of the Corporation are expressly authorized to make, alter or repeal the bylaws of the Corporation.

ARTICLE FIVE

Duration.  The duration of the Corporation shall be perpetual.

ARTICLE SIX

Indemnification. Subject to the requirements of applicable law requiring mandatory indemnification, if any, the Corporation shall indemnify, to the maximum extent permitted by applicable law, any person who incurs liability or expense by reason of such person participating in the management and direction of the business and affairs of the Corporation (each, a “Covered Person”).  The Corporation shall indemnify a Covered Person for expenses incurred in defending a civil or criminal action, suit or proceeding as they are incurred in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the a Covered Person to repay the amount of such expenses if it is ultimately determined by a court of competent jurisdiction that such person is not entitled to be indemnified by the Corporation.  The indemnification and advancement of expenses hereby authorized is continuing and shall inure to the benefit of the heirs, executors and administrators of each a Covered Person.  Any repeal or modification of this article shall be prospective only, and shall not adversely affect any indemnification or limitations on the personal liability of a Covered Person for acts or omissions prior to such repeal or modification.  Further, neither any amendment nor repeal of this article, nor the adoption of any provision of these Articles of Incorporation inconsistent with this article, shall eliminate or reduce the effect of this article in respect of any matter occurring, or any cause of action, suit or claim accruing or arising or that, but for this article, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE SEVEN

Liability.  To the fullest extent permitted by applicable law, a Covered Person shall not be liable to the Corporation or its stockholders for monetary damages for any action taken or any failure to take any action by such person as a participant in the management and direction of the business and affairs of the Corporation.  No repeal, amendment or modification of this article, whether direct or indirect, shall eliminate or reduce its effect with respect to any act or omission of a person participating in the management and direction of the business and affairs of the Corporation occurring prior to such repeal, amendment or modification.  The provisions of this article shall not be deemed to limit or preclude indemnification of a Covered Person for any liability of such person which has not been eliminated by the provisions of this article.

ARTICLE EIGHT

Certificates.  All of the issued stock of the Corporation, exclusive of treasury shares, must be represented by certificates and held of record by a number of persons not to exceed 30. The Corporation shall make no offering of any of its stock of any class that would constitute a public offering within the meaning of the Securities Act of 1933, 15 U.S.C. §§ 77a et seq.  The following statement must appear conspicuously on each share certificate issued by the Corporation:

The rights of stockholders in a close corporation may differ materially from the rights of stockholders in other corporations. Copies of the articles of incorporation, bylaws, stockholders’ agreements and other records, any of which may restrict transfers of stock and affect voting and other rights, may be obtained by a stockholder on written request to the corporation.

All of the issued stock of the Corporation shall be subject to the restrictions on transfer set forth in the Bylaws as they may be amended from time to time.

ARTICLE NINE

Preemptive Rights.  No stockholder of the Corporation shall have a preemptive right to acquire the Corporation’s unissued shares unless and to the extent a written agreement between such stockholder and the Corporation provides for such preemptive right.

ARTICLE TEN

Dissolution.  The Corporation may be dissolved and its affairs wound up at any time with the affirmative vote of the holders of a majority of the voting power of the issued and outstanding shares of the Corporation.

ARTICLE ELEVEN

Amendments.  Except as expressly provided by articles 6 and 7 above, the Corporation reserves the right to amend, alter, change or repeal any provision contained in these Articles of Incorporation, in the manner now or hereafter permitted by Nevada law, and all rights conferred upon stockholders granted by these Articles are subject to this reservation.

* * *

Dated: October 9, 2012

By:	/s/ Michael D. Suder
Name:	Michael D. Suder
Title:	Chief Executive Officer

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